                                                                     EXHIBIT 19

TO OUR SHAREHOLDERS
--------------------------------------------------------------------------------

August 4, 1997

        Second-quarter net income was $1,642,000 or 88 cents per share, compared with $750,000, or 22 cents per share, a year ago. Baldwin's phase-out of its consignment inventory program accelerated sales and reduced inventory, adding $2.3 million, or 67 cents per share, to second-quarter net earnings. this gain was partially offset by an after-tax charge of $1,035,000 or 30 cents per share, related to the sale of Baldwin's church organ business and associated work force reductions.
         Second-quarter sales rose 62 percent to $42,404,000, including $12,690,000 of sales related to the phase-out of consignment. A year ago, Baldwin reported total second-quarter sales of $26,139,000. Measured before the impact of the phase-out of consignment, total second-quarter sales rose 14 percent.
        For the first half of 1997, Baldwin reported net earnings of $1,888,000, or 55 cents per share, on sales of $68,714,000. A year ago, the company reported first-half net earnings of $1,434,000, or 42 cents per share, on sales of $53,286,000.
        Coming late in the second quarter, the phase-out of Baldwin's consignment program did not produce a reduction in debt as of June 30, 1997. As of July 22, 1997, however, debt was approximately $12 million less than at the end of the second quarter.
        Before adjustment for the phase-out of consignment, second-quarter sales for the company's core music businesses rose a solid 17 percent, turning in the strongest quarterly sales performance in more than two years. After a flat first quarter, sales for Baldwin's contract electronics business rose 22 percent versus a year ago. Higher sales for the company's core music and contract electronics businesses were offset, in part, by significantly lower sales in contract music and contract furniture, businesses Baldwin decided to exit in 1996.
        In June, our shareholders gave us a resounding mandate to fulfill the premise of our strategic plan by voting overwhelmingly to re-elect the full Baldwin board of directors, pursuing an end to a distracting and costly proxy fight. Since the proxy contest began, we estimate that Baldwin has incurred related costs of approximately 10 cents per share.
        The continuing strength in piano sales, contract electronics, and a healthy financing business continues to move Baldwin in the right direction. While margins in our music business will not begin to feel the positive impact of our on-going cost reduction initiatives until the second half, we have already taken out several million dollars of annualized costs and a number of additional opportunities have yet to be tapped. The phase-out of consignment as our primary means of dealer financing included a third-party financing program that lowers financing costs for nearly all our dealers and frees up our sales force to help dealers grow and strengthen their Baldwin business.


/s/ Karen L. Hendricks

Karen L. Hendricks
Chairman,  Chief Executive Officer
and President

CONSOLIDATED SUMMARY OF EARNINGS (UNAUDITED)
---------------------------------------------------------------------------------------------
                                                     THREE MONTHS ENDED      SIX MONTHS ENDED
(IN THOUSANDS, EXCEPT EARNINGS PER SHARE                   JUNE 30,              JUNE 30,
                                                     ------------------      ----------------
                                                        1997      1996        1997      1996
----------------------------------------------------------------------------------------------
Net  sales                                            $42,404    $26,139    $ 69,714    $ 53,286
Cost of goods sold                                     34,251     20,219      56,785      42,091
------------------------------------------------------------------------------------------------
  Gross  profit                                         8,153      5,920      12,929      11,195
Income on the sale of installment receivables           1,798      1,474       3,671       2,934
Interest income on installment receivables                300        341         554         649
Other operating income                                    687        947       1,421       1,806
Selling, general and administrative expenses           (7,440)    (6,826)    (13,897)    (13,152)
Interest expense                                         (860)      (657)     (1,656)     (1,182)
------------------------------------------------------------------------------------------------
  Earnings before income taxes                          2,638      1,199       3,022       2,250
Income taxes                                             (996)      (449)     (1,134)       (816)
------------------------------------------------------------------------------------------------
  Net earnings                                        $ 1,642    $   750    $  1,888    $  1,434
------------------------------------------------------------------------------------------------
Net earnings per share                                $   .48    $   .22    $    .55    $    .42
------------------------------------------------------------------------------------------------
Average number of shares outstanding (000)              3,428      3,419       3,427       3,417
================================================================================================

CONSOLIDATED SUMMARY BALANCE SHEETS (UNAUDITED)
------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                                                    JUNE 30,
                                                                            --------------------
                                                                              1997        1996
------------------------------------------------------------------------------------------------
  Receivables, net                                                          $ 28,167    $ 14,929
  Inventories                                                                 44,344      60,885
  Other current assets                                                         7,402       6,911
------------------------------------------------------------------------------------------------
    Total current assets                                                      79,913      82,725
  Installment receivables, less current portion                               14,479      12,335
  Property, plant and equipment, net                                          15,533      16,005
  Other assets                                                                 4,762       5,316
------------------------------------------------------------------------------------------------
    Other assets                                                            $114,687    $116,381
================================================================================================
Liabilities and Shareholders' Equity
  Current portion of long-term debt                                         $ 32,020    $ 33,685
  Other current liabilities                                                   14,655      16,159
-------------------------------------------------------------------------------------------------
    Total current liabilities                                                 46,675      49,844
  Long-term debt, less current portion                                         2,900       3,800
  Other liabilities                                                            6,915       7,122
  Shareholders' equity                                                        58,197      55,615
------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                              $114,687    $116,381
================================================================================================

BUSINESSES
---------------------------------
MANUFACTURING
Acoustic pianos
Actions and keys for the piano industry
Printed circuit boards and electro-mechanical assemblies for OEM manufacturers of electronic-based products inside and outside the music industry

RETAILING
Company owned outlets in Atlanta, Georgia;
Cincinnati, Ohio; Indianapolis, Indiana; Lexington and Louisville, Kentucky
Independent keyboard dealers (400)

FINANCING
Consumer installment financing

HOME OFFICE
422 Wards Corner Road, Loveland, OH 45140-
8390, (513)576-4500

MANUFACTURING LOCATIONS
Conway, Fayetteville and Trumann, Arkansas;
Greenwood, Mississippi; Juarez, Mexico

REGISTRAR AND TRANSFER AGENT
The Provident Bank, One East Fourth Street
Cincinnati, OH 45202

Baldwin Piano & Organ Company common stock is traded on The Nasdaq National Market; Symbol:
BPAO